SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Steven D. Rubin 4400 Biscayne Boulevard, Suite 1500 Miami, Florida 33137 Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M-10-8	2

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,451[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,429,451[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,451[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes 11,569,384 Common Shares (as defined herein) of the Issuer held by the Gamma Trust (as defined herein), 3,848,491 Common Shares to be issued upon the conversion of the 6.75% Notes (as defined in the 13D/A dated May 11, 2009) held by Nevada Trust, and 11,576 Common Shares held by Mrs. Frost (as defined herein).

[2]

The calculation of the percentage is based on (i) 79,442,674 Common Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2011 and (ii) 3,848,491 Common Shares to be issued upon the conversion of the 6.75% Notes held by Nevada Trust.

CUSIP No. 92240M-10-8	3

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,569,384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,569,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,569,384
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[3]

The calculation of the percentage is based on 79,442,674 Common Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 92240M-10-8	4

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,848,491[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,848,491[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,848,491[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[4]	Includes 3,848,491 Common Shares issuable upon conversion of the 6.75% Notes.
[5]

The calculation of the percentage is based on (i) 79,442,674 Common Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2011 and (ii) 3,848,491 Common Shares to be issued upon the conversion of the 6.75% Notes.

CUSIP No. 92240M-10-8	5

1	NAMES OF REPORTING PERSONS Patricia Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,576[6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,576[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,576[6]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[6]	These shares are owned by Mrs. Frost, the spouse of Frost (as defined herein). Frost disclaims beneficial ownership of these shares.
[7]

The calculation of the percentage is based on 79,442,674 Common Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2011.

SCHEDULE 13D/A

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, as amended by Amendment No. 1 thereto filed by Frost, the Gamma Trust, Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”), and Patricia Frost (“Mrs. Frost”) with the SEC on March 24, 2009 and as further amended by Amendment No. 2 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on May 15, 2009 (together, the “Original 13D”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of the 5,648,122 Common Shares reported in this Third Amendment for the aggregate purchase price of $100,000,000 consisted of cash from the working capital of the Gamma Trust.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons acquired the Common Shares for investment purposes only.

The Reporting Persons routinely monitor the performance of their investments in the Issuer. The Reporting Persons intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares or may dispose of any and all Common Shares held by them or may purchase or dispose of derivative securities relating to Common Shares. As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board, officers or representatives of the Issuer, stockholders of the Issuer, and other persons regarding the Issuer’s affairs and strategic alternatives. Other than as described, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons may be deemed to beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting		Sole or Shared Dispositive		% of Total Outstanding

Phillip Frost, M.D.	15,429,451	8 9	Shared	12 14 [10]	Shared	12 14 10	18.5%[11]
Frost Gamma Investments Trust	11,569,384	[12]	Shared	[12]	Shared	[12]	14.6%[13]
Frost Nevada Investments Trust	3,848,491	[9] [14]	Shared	[14]	Shared	[14]	4.6%[11]
Patricia Frost	11,576		Shared	[10]	Shared	[10]	0.01%[13]

(c) Item 5(c) is hereby amended to add the following:

On November 22, 2011, Gamma Trust purchased 2,052,122 Common Shares at a price of $17.705 per share, for an aggregate price of $36,332,820.01, in a negotiated block trade with a closing date of November 28, 2011.

On November 22, 2011 Gamma Trust purchased an additional 3,596,000 Common Shares at a price of $17.705 per share, for an aggregate price of $63,667,180 in a separate negotiated private transaction pursuant to the Purchase Agreement (defined herein).

[8]	Includes 11,569,384 Common Shares held by the Gamma Trust and 11,576 Common Shares held by Mrs. Frost.
[9]	Includes 3,848,491 Common Shares issuable upon conversion of 6.75% Notes held by the Nevada Trust.
[10]	Includes 11,576 Common Shares held of record by Mrs. Frost. Frost disclaims beneficial ownership of these shares.
[11]

The calculation of the percentage is based on 79,442,674 Common Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2011 and (ii) 3,848,491 Common Shares to be issued upon the conversion of the 6.75% Notes held by the Nevada Trust.

[12]

Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Frost is also the sole shareholder of Frost-Nevada Corporation.

[13]

The calculation of the percentage is based on 79,442,674 Common Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2011.

[14]

Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The Gamma Trust purchased 3,596,000 Common Shares as described in Item 5 on November 22, 2011 pursuant to the terms of a Purchase Agreement, dated as of such date, between Gamma Trust, Frost, and High River Limited Partnership (the “Purchase Agreement”).

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, as applicable, a copy of which is filed as Exhibit 1, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 4	Purchase Agreement, dated as of November 22, 2011, by and between Frost Gamma Investments Trust, Philip Frost and High River Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 23, 2011

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

/s/ Patricia Frost
Patricia Frost

EXHIBIT 4

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (“Agreement”) is entered into as of the 22nd day of November, 2011, by and between FROST GAMMA INVESTMENTS TRUST and PHILLIP FROST (jointly and severally, the “Buyer”) and HIGH RIVER LIMITED PARTNERSHIP (“Seller”).

B A C K G R O U N D

WHEREAS, Seller is the owner of 3,596,000 shares of the Common Stock, par value $0.10 per share (such 3,596,000 shares, the “Common Stock”) issued by Vector Group Ltd. (the “Company”); and

WHEREAS, Seller has agreed to sell the Common Stock for an aggregate of $63,667,180 (the “Total Price”); and

WHEREAS, the Buyer has agreed to purchase the Common Stock for the Total Price.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and the Buyer, intending to be legally bound, hereby agree as follows:

Section 1. Purchase and Sale. The Buyer hereby purchases from the Seller, and Seller hereby sells to the Buyer all rights, title and interest in the Common Stock.

Section 2. Payment and Delivery. On November 28, 2011, the Seller shall deliver the Common Stock to an account at Jefferies and Company designated by Phillip Frost versus immediate payment (DVP) of the Total Price to Seller.

Section 3. Representations and Warranties of Seller. Seller hereby represents and warrants to the Buyer as follows:

(a) This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against the Seller in accordance with its terms.

(b) Seller has full and legal title and beneficial interest to the Common Stock and conveys to Buyer, such Common Stock, free and clear of any lien.

(c) Seller acknowledges and understands that Buyer may have information regarding the Company not known to Seller.

Section 4. Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to Seller as follows:

(a) This Agreement has been duly and validly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(b) Buyer is purchasing the Common Stock for its own account and not with a view towards the sale or distribution thereof in violation of the Securities Act of 1933, as may be amended from time to time (the “Act”).

(c) Buyer is (i) an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Act and (ii) a “qualified institutional buyer” as defined in Rule 144A of the Act.

(d) Buyer understands that its investment in the Common Stock entails a high degree of risk, Buyer’s acquisition of the Common Stock will be a highly speculative investment and, without impairing its financial condition, it is able to hold the Common Stock for an indefinite period of time and to suffer a complete loss of its investment. Buyer understands the lack of liquidity and restrictions on transfer of the Common Stock and that its investment in the Common Stock is suitable only for a person or entity of adequate financial means that has no need for liquidity of this investment and that can afford a total loss of its investment;

(e) Buyer is not acquiring the Common Stock as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, any seminar or meeting, or any solicitation by a person not previously known thereto in connection with investments in securities generally.

(f) Buyer acknowledges and understands that Seller may have information regarding the Company not known to Buyer.

Section 5. Miscellaneous.

(a) Survival. All representations, warranties and agreements made by each party under this Agreement shall survive the closing of the transactions contemplated hereunder.

(b) Choice of Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, principals, stockholders, directors, partners, employees and agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.

(c) Counterparts. This Agreement may be executed in counterparts (whether facsimile, .PDF or original), each of which shall be deemed to be an original, and all of which shall together constitute one and the same instrument.

(d) Further Instruments. The parties shall, at any time, and from time to time, following the execution hereof, execute and deliver all such further instruments or documents and take all such further actions as may be reasonably necessary or appropriate in order to carry out more effectively the intent and purposes of this Agreement.

(e) Amendment. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

(f) Expenses. Each party will bear its own expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby.

(g) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous oral and written communications and agreements with respect thereto.

(h) No Broker. The parties represent and warrant to each other that neither party used any broker in connection with the transaction.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost
Name: Phillip Frost
Title: Trustee

/s/ Phillip Frost
PHILLIP FROST

SELLER:

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory